Rec'd 7/16/02

02023526

SECUR[ITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 35955

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sloan Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Dr.
(No. and Street)

Fort Lee (City) NJ (State) 07024 (Zip Code)

RECD S.E.C.
JUL 16 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Rich Baker Berman & Co
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 7-31-02

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2001

D

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2001

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Sloan Securities Corp.

We have audited the statement of financial condition of Sloan Securities Corp. as of October 31, 2001 and the related accompanying statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 6, 2001

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2001

Assets		
Cash and equivalents	$	155,049
Receivable from clearing broker		2,383
Marketable investment securities		10,852
Total Assets		168,284
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses		62,796
Payroll taxes payable		-
Due to related party		25,000
Stockholder loan		3,690
Total Current Liabilities		91,486
Loans subordinated to the claims of general creditors		260,000
Total Liabilities		351,486
Commitments and Contingencies		-
Stockholders' Equity (Impairment)		
Common stock, no par value, 2,500 shares authorized; 200 shares issued and outstanding		18,000
Paid-in capital		29,599
Retained deficit		(230,801)
Total Stockholder's Impairment		(183,202)
Total Liabilities and Stockholder's Equity	$	168,284

See notes to the financial statements.

Sloan Securities Corp.
Statement of Income
Year Ended October 31, 2001

Revenues	
Commissions	$ 221,258
Advisory fees	8,165
Interest	6,989
Loss on marketable investment securities	(6,080)
Total Income	230,332
Operating Expenses	
Payroll	53,667
Payroll taxes and benefits	7,723
Clearing charges	107,418
Office	6,241
Insurance	4,539
Commissions	12,761
Regulatory fees	8,056
Dues, subscriptions and seminars	2,205
Telephone	4,457
Professional fees	14,308
Travel	12,125
Entertainment	8,052
Automobile leasing expenses	11,098
Charity	200
Interest	23,067
Advertising and marketing	338
Website design and maintenance	1,356
Other taxes	505
	278,116
Loss Before Income Taxes	(47,784)
Income Taxes	-
Net Loss	$ (47,784)

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended October 31, 2001

	Common Stock				
	Shares	Amount	Paid-in Capital	Retained Deficit	Total
Balance, October 31, 2000	$ 200	$ 18,000	$ 29,599	$ (183,017)	$ (135,418)
Year Ended October 31, 2001					
Net loss	-	-	-	(47,784)	(47,784)
Balance, October 31, 2001	$ 200	$ 18,000	$ 29,599	$ (230,801)	$ (183,202)

See notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2001

Cash Flows From Operating Activities	
Net Loss	$ (47,784)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Loss on investment in securities	6,080
Changes in operating assets and liabilities:	
Accounts receivable	11,809
Accrued expenses	11,624
Payroll taxes payable	(3,005)
Net Cash Flows Used in Operating Activities	(21,276)
Cash Flows from Investing Activities:	
Investment in marketable investment securities	(6,507)
Net Cash Flows Used in Investing Activities	(6,507)
Cash Flows from Financing Activities:	
Proceeds from subordinated loans	75,000
Repayment of stockholder loan	(2,902)
Net Cash Flows Provided by Financing Activities	72,098
Net Increase in Cash and Equivalents	44,315
Cash and Equivalents, Beginning of Year	110,734
Cash and Equivalents, End of Year	$ 155,049
Supplemental Cash Flow Information:	
Interest paid	$ 2,484
Income taxes paid	$ -
Supplemental Disclosure of Noncash Investing and Financing Activities	
Conversion of related party loan to a subordinated loan	$ 20,000

See notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICY

Nature of the Business - The Company is a Registered Broker Dealer and an on-line brokerage firm that sells securities and provides banking and investment advisory services to corporations and individuals located in twenty states of the United States and various Western European countries

Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Investment Securities - The Company invests in equity securities. These securities are classified at the date of purchase as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of the related tax effect, reflected as a separate component of stockholders' equity until such gains or losses are realized.

Realized gains and losses on investment securities are determined using the specific identification method. Dividend and interest income are recognized when earned.

Income Taxes - The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs - Advertising costs are expensed as incurred. For 2001, advertising expense totaled $338.

MARKETABLE INVESTMENT SECURITIES

Cost and fair value of the Company's investments in debt and equity securities which are classified as available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
October 31, 2001				
Equity securities	$ 10,852	$ -	$ -	$ 10,852

A decline in the market value of an available-for-sale security that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. Adjustments to market value charged to earnings in 2001 was $6,080.

LOANS SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Loans subordinated to the claims of general creditors at October 31, 2001 are under a Subordinated Loan Agreement (the "Agreement") pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. The loans consist of a $100,000 note payable due February 22, 2002 and $75,000 note payable due January 1, 2004. Additional loans consisting of $65,000 note payable due May 1, 2002 and $20,000 note payable due January 1, 2004 are due to a related party. Interest is payable at the rate of 7% per annum.

The Agreement is withdrawable by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirement, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2001, the Company has net capital of $66,834 which was $60,735 in excess of its required net capital. The Company's net capital ratio was 1.4 to 1.

RELATED PARTY TRANSACTIONS

Due to affiliate bears interest payable monthly at the rate of 7% per annum and is due November 30, 2001. As of October 31, 2001 interest payable to stockholders and affiliates were $58,816.

MAJOR CUSTOMER

Revenues from one customer totaled approximately 10% of total revenue in 2001.

INCOME TAXES

The Company has, for federal income tax reporting purposes, a net operating loss carryover of approximately $231,000 expiring at various dates through 2021. At October 31, 2001, the Company has a deferred tax asset of approximately $53,000 which has been offset by a 100% valuation allowance. The valuation allowance increased $11,400 during the year.

OPERATING LEASES

The Company leases automobiles under a non-cancellable operating lease requiring future minimum payments at October 31, 2001, as follows:

Year Ending October 31,		
2002	$	12,373
2003		11,881
2004		2,696
	$	26,950

Lease expense was $11,098 in 2001.

SIMPLE IRA PLAN

On March 31, 2000, the Company established a Simple IRA pension plan, covering all employees who earned $5,000 or more, per year, during any prior year of employment. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. The employer contribution for the years ending October 31, 2001 was approximately $1,600.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
as of October 31, 2001

NET CAPITAL		
Total Stockholder's impairment	$	(183,202)
Add: Subordinated borrowings allowance in computation of net capital		260,000
Total capital and allowable subordinated borrowings		76,798
Deductions and/or Charges:		
Non-allowable assets:		
Securities not readily marketable		9,807
Net Capital before Haircuts on Securities Positions		66,991
Haircut on marketable securities		157
Net Capital	$	66,834
AGGREGATE INDEBTEDNESS	$	91,486
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	6,099
Minimum dollar net capital requirement	$	5,000
Net Capital in Excess of Minimum Requirements	$	60,735
Ratio of Aggregate Indebtedness to Net Capital		1.4 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of October 31, 2001.

See accompanying notes to financial statements

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Accountant's Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Sloan Securities Corp.

In planning and performing our audit for the financial statements of Sloan Securities Corp. (the Company) for the year ended October 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 6, 2001